UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25                 -----------------
                                                                SEC FILE NUMBER
                           NOTIFICATION OF LATE FILING             000-33483

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                                                                  CUSIP NUMBER
                                                                   169050C109
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(Check One): |_|Form 10-K   |_| Form 20-F  |_|Form 11-K  |X| Form 10-Q
             |_|  Form 10D  |_|Form N-SAR  |_|  Form N-CSR


                       For Period Ended: June 30, 2008
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                       |_| Transition Report on Form 10-K
                       |_| Transition Report on Form 20-F
                       |_| Transition Report on Form 11-K
                       |_| Transition Report on Form 10-Q
                       |_| Transition Report on Form N-SAR

                       For the Transition Period Ended:
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  Read attached instruction sheet before preparing form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

China Mobile Media Technology Inc.
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Full Name of Registrant


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Former Name if Applicable

9th Floor, Block C, Intell-Center
No. 18 Zhongguancun East Road
Haidian District
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Address of Principal Executive Office (Street and Number)

Beijing, China 100083
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City, State and Zip Code

                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       |    (a)   The reasons described in reasonable detail in Part III of this
       |          form could not be eliminated without unreasonable effort or
       |          expense;
       |    (b)   The subject annual report, semi-annual report, transition
       |          report on Form 10-K, Form 20-F, 11-K, Form N-SAR or From
  |X|  |          N-CSR, or portion thereof, will be filed on or before the
       |          fifteenth calendar day following the prescribed due date; or
       |          the subject quarterly report of transition report on Form 10-Q
       |          or subject distribution report on Form 10D, or portion
       |          thereof, will be filed on or before the fifth calendar day
       |          following the prescribed due date; and
       |    (c)   The accountant's statement or other exhibit required by Rule
       |          12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      We could not timely file our Form 10-Q for the quarter ended June 30, 2008 because at one hand, we have a small accounting staff and the financial statements were not completed in sufficient time to solicit and obtain the necessary review of the quarterly report on Form 10-Q and signatures thereto in a timely fashion prior to the due date of the report, more important on the other hand, we have a new independent public accountant for this quarterly report.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Mitchell S. Nussbaum           212             407-4159
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                   (Name)               (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If
      answer is no, identify report(s).                          |X| Yes |_| No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                                                    |X| Yes |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Explanation on the Anticipated Change for the Period of Three Months Ending June 30, 2008

      The operation results have been mainly affected by two unfavorable factors:

      a) The Company was behind its schedule to roll out new products with premium features and applications;

      b) The Chinese mobile phone market was under strong competition from the beginning of 2008, due to a historical high slow selling inventory (60 million units) for the whole sector.

      The strong price competition and delay to roll out new products caused the Company a drop on revenue and a significant negative impact on the results of operations. Due to the reason that the Company is operating under Chinese GAAP, so the financial report has to be converted to US GAAP. This conversion makes it a difficult exercise to estimate the results.

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                       China Mobile Media Technology Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2008                      By:  /s/Ma Qing
                                                --------------------------------
                                                Name: Ma Qing
                                                Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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                                   ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).

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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.